UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ViewRay, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92672L107

(CUSIP Number)

Jeremy Nierman

Hudson Executive Capital LP

c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street

New York, NY 10281

(212) 521-8495

With a copy to:

Richard M. Brand

Michael Pinnisi

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672L107	Page 2

1	NAME OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,752,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,752,093
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,752,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%*
14	TYPE OF REPORTING PERSON PN, IA

* All percentage calculations set forth herein are based upon the aggregate of 183,402,038 shares of Common Stock outstanding as of April 28, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023.

CUSIP No. 92672L107	Page 3

1	NAME OF REPORTING PERSON HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,752,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,752,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,752,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%*
14	TYPE OF REPORTING PERSON PN, IA

* All percentage calculations set forth herein are based upon the aggregate of 183,402,038 shares of Common Stock outstanding as of April 28, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

CUSIP No. 92672L107	Page 4

1	NAME OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,752,093
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,752,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,752,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.68%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 183,402,038 shares of Common Stock outstanding as of April 28, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

CUSIP No. 92672L107	Page 5

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on February 24, 2020 (as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”), relating to their beneficial ownership in the common stock, par value $0.01 per share (the “Shares”) of ViewRay, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment No. 3 is being filed to report a decrease in the Reporting Persons’ beneficial ownership percentage due to the sale of Shares by the Reporting Persons. The Reporting Persons beneficially own an aggregate of 6,752,093 Shares (the “Subject Shares”). The Subject Shares represent approximately 3.68% of the issued and outstanding Shares based on 183,402,038 Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2023.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), (b), (c) and (e) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a) and (b) Information about the number and percentage of Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) All transactions in the Shares effected by the Reporting Persons during the past sixty days are set forth in Exhibit 5 attached hereto and incorporated herein by reference.

(e) Following the transactions described on Exhibit 5 hereto, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Issuer’s Shares.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 5	Schedule of transactions effected by the Reporting Persons during the past sixty days.

CUSIP No. 92672L107	Page 6

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2023

HUDSON EXECUTIVE CAPITAL LP

By:	HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MANAGEMENT GP LLC

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

/s/ Douglas L. Braunstein
Douglas L. Braunstein

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 5	Schedule of transactions effected by the Reporting Persons during the past sixty days.

EXHIBIT 5

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares during the past sixty days.

ViewRay, Inc.

Trade Date	Transaction	Security	Quantity Bought (Sold)	Unit Cost (1)
7/19/2023	Sell	Common Stock	(4,000,000)	$0.07
7/20/2023	Sell	Common Stock	(2,000,000)	$0.06
7/21/2023	Sell	Common Stock	(3,000,000)	$0.05

(1) Excludes brokerage commissions and other costs of execution.